Mustang Resources Inc.
1574 Gulf Rd  #1505
Point Roberts, WA  98281
Phone 604-261-6100     Fax 604-608-9185

April 15, 2005

Securities and Exchange Commission
Washington, D.C.  20549-0405

Attention:  Albert Yarashus

Re: File No. 0-51135

Dear Sir:

The following describes the revisions made in our 10-SB/A Amendment No. 3 filing, in response to the SEC staff comment No. 1 - Letter dated April 11, 2005 with regard to our filing of Form 10-SB/A Amendment No. 2 on March 17, 2005.

 Response to SEC Letter dated April 11, 2005

1.

We have obtained a revised audit report from our auditor and replaced the audit report contained in our previous 10-SB/A Amendment No. 2 filing.

The exact wording in the first sentence in the second paragraph of the revised auditors report is as follows:
"We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

The revised auditors letter is located on the 34th page in our 10-SB/A Amendment No. 3.

I trust the above responds fully to this comment.  If you have any questions, please do not hesitate to call the writer at 604-261-6100.  Our fax number is 604-608-9185.

Sincerely,
MUSTANG RESOURCES INC.

/s/ Terry G. Cook

Terry G. Cook
President